SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CUTS WINTER FLIGHTS & JOBS AS

IRISH GOVT'S €10 TAX DEVASTATES TOURISM

Ryanair, Ireland's largest airline, today (17th June 09) announced cuts in its winter based aircraft, flights and jobs at Dublin and Shannon Airports as the Government's €10 tourist tax continues to devastate Irish traffic and tourism.

In the first five months of 2009 traffic at Dublin Airport has fallen by 11%, a loss of 1 million passengers in just five months. If this traffic collapse continues for the full year it will mean the loss of 2.5 million passengers, 2,500 jobs at Dublin Airport and €750 million of tourism spend in the Irish economy in 2009.

Ryanair today announced that it will cut its base aircraft by one at both Dublin (from 17 to 16) and Shannon (from 4 to 3) this winter, resulting in the loss of 350,000 passengers and 350 jobs at Dublin Airport and a further 300,000 passengers and 300 jobs in Shannon Airport.

Further cuts in winter flight and traffic numbers will be announced in the coming months if the Government fails to scrap this €10 tourist tax. Ryanair will switch these aircraft and continue to grow in lower cost/no tourist tax countries such as Belgium, Holland, Greece and Spain where governments have recently scrapped tourist taxes and airport charges to promote tourism.

Ryanair confirmed that these winter cutbacks can be reversed if the Government scraps its €10 tourist tax.

Ryanair announced reductions as follows for the winter 2009 schedule:

  A 25% cut in Shannon based aircraft (4 to 3).

  A 6% cut in Dublin based aircraft (17 to 16).

  A cut of 36 flights per week at Shannon.

  A cut of 44 flights per week at Dublin.

  The loss of 650 airport and tourism jobs.

  The loss of €750 million in tourism spend.

Ryanair's Michael O'Leary said:

"The Irish Government's €10 tourist tax is "tourism suicide" which is devastating visitor numbers and jobs.  Price sensitive visitors are switching to lower cost destinations in Europe where governments welcome tourists, not tax them.

"Ryanair will remove one aircraft from both Dublin and Shannon this winter and further cuts can be expected in the coming months if the €10 tourist tax is not scrapped.  If the tourist tax is scrapped these cuts, and the tourism collapse, will be reversed.

This tourist tax will raise just €125 million per annum and for this tiny tax revenue the Irish government will lose over 2,500 jobs and more than €750 million in tourism spend, the VAT receipts on which would exceed €150 million".

Ends.                                       Wednesday, 17th  June 2009

For further information
please contact:

Stephen McNamara                Pauline McAlester

Ryanair Ltd                             Murray Consultants

Tel: +353-1-8121212              Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  17 June, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary